UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2015 (February 19, 2015)

ENGILITY HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35487	45-3854852
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3750 Centerview Drive Chantilly, Virginia	20151
(Address of Principal Executive Offices)	(Zip Code)

(703) 708-1400

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

2015 Executive Annual Incentive Compensation Plan,

On February 19, 2015, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of Engility Holdings, Inc. (the “Company”) approved the Company’s 2015 Executive Annual Incentive Compensation Plan (“2015 AICP”) for certain of the Company’s executive officers (“AICP Participants”). The cash bonuses payable under the 2015 AICP will be pursuant to the Company’s Amended and Restated 2012 Cash Incentive Plan. Subject to the achievement of a threshold earnings before interest and taxes (“EBIT”) target, each AICP Participant will be eligible for a cash bonus based on the Company’s performance against two financial measures for fiscal year 2015: adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), weighted at 65%, and days sales outstanding (“DSO”), weighted at 35% (collectively, the “AICP Targets”), multiplied by a bonus factor that is tied to the achievement of a personal rating of the executive’s personal performance.

The cash bonus related to the 2015 AICP Targets will be calculated in accordance with the table below and subject to further adjustment by the Bonus Factor (defined below),

Name	Minimum (1)	Target (2)	Maximum (1)
Anthony Smeraglinolo	0%	100%	200%
Thomas O. Miiller	0%	100%	200%
Craig R. Reed	0%	100%	200%

(1)	Shown as a percentage of target payout amount. Excludes the Bonus Factor (defined below) adjustment.
(2)	Shown as a percentage of base salary for 2015.

The 2015 AICP Targets are subject to an over/underachievement scale providing for potential payouts of 25% (in the case of adjusted EBITDA) and 50% (in the case of DSO) to a maximum of 200% of the target bonus based on specified minimum, target and maximum values. In addition, there is no payout under the 2015 AICP if the threshold adjusted EBITDA value is not achieved.

The amount ultimately earned by the executive officer is subject to modification by a bonus factor ranging from 50% to 150% based on a “personal rating” of the executive’s personal performance (the “Bonus Factor”). The maximum potential cash bonus under the 2015 AICP is 300% of such executive officer’s 2015 base salary. The 2015 AICP Targets are subject to such adjustments and exclusions as determined by the Committee upon the recommendation of the CEO or other factors deemed appropriate by the Committee.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On February 23, 2015, the Company held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved the previously announced Agreement and Plan of Merger (the “Merger Agreement”) with TASC Parent Corporation, a Delaware corporation (“TASC”), Toucan Merger Corporation I, a Delaware corporation (“Merger Sub One”), Toucan Merger Corporation II, a Delaware corporation and wholly owned subsidiary of Merger Sub One (“Merger Sub Two”), New East Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“New Engility”), and East Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of New Engility, pursuant to which the Company and TASC agreed, subject to the terms and conditions of the Merger Agreement, to effect a strategic business combination of their respective businesses. The Company’s stockholders also voted to approve the adjournment of the Special Meeting, if necessary or advisable, to further solicit proxies if there were insufficient votes at the time of the originally scheduled time of the Special Meeting to approve the Merger Agreement and the non-binding, advisory vote on certain compensation arrangements for the Company’s named executive officers in connection with the mergers. Adjournment was not necessary because there were sufficient votes at the time of the Special Meeting to approve the Merger Agreement.

At the Special Meeting, holders of 15,319,200 shares of the Company’s common stock, which represents approximately 87% of the shares of the Company’s common stock outstanding and entitled to vote as of the record date of January 9, 2015 (the “Record Date”), were represented in person or by proxy.

The final voting results for each proposal, each of which is described in greater detail in the Company’s definitive joint proxy statement/consent solicitation/prospectus filed with the Securities and Exchange Commission on January 22, 2015, follow below:

(1) Approval of the Merger and Merger Agreement

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
15,119,587	45,361	154,252	0

(2) Approval of the adjournment of the Special Meeting, if necessary or advisable

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
14,209,920	960,120	149,160	0

(3) Approval of the non-binding, advisory vote on compensation arrangements

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON- VOTES
13,991,358	1,147,188	180,654	0

No other proposals were submitted to a vote at the Special Meeting.

Item 8.01	Other Events

On January 23, 2015, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release issued by Engility Holdings, Inc. on February 23, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Engility Holdings, Inc.

Date: February 23, 2015	By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

99.1	Press Release issued by Engility Holdings, Inc. on February 23, 2015.